SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1.   Press   Release   re   Record  Q4  Caps  Off   Record   Year  for  012
          Smile.Communications: Highest-Ever Quarterly & Annual Revenues, EBIT, EBITDA & Net Income dated February 26, 2009.

                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

Record Q4 Caps Off Record Year for 012 Smile.Communications:
Highest-Ever Quarterly & Annual Revenues, EBIT, EBITDA & Net Income

Thursday February 26, 2:18 am ET

PETACH TIKVA, Israel, February 26 /PRNewswire-FirstCall/ --

- Q4: Revenues-NIS 298M, EPS-NIS 1.27

- 2008: Revenues-NIS 1,107M, EPS-NIS 2.21

012 Smile.Communications (NASDAQ Global Market and TASE: SMLC), an Israeli telecommunications service provider, today reported record financial results for the three-month and twelve-month periods ended December 31, 2008.

    Highlights

    - Record results for both Q4 and 2008 across all metrics - revenues, EBIT, EBITDA and net income

    - Continued strong cash flow from operating activities, reaching NIS 209M (U.S. $55M) for the year, with NIS 153 million (U.S. $40M) free cash flow for the period

    - Ahead-of-plan penetration of domestic telephony market: over 90,000 local telephony lines as of end of the year, representing growth of 12,000 lines in Q4

    - Regulatory progress expected to pave entry into mobile market by end of
      2009


    (in millions of   Q4'08 Q3'08 Q2'08 Q1'08 Q4'07  2008  2007
     NIS, except EPS)

    Revenues           298   282   264   263   271  1,107 1,103
    Gross Profit        92    89    86    87    88    354   341
    EBIT                35    34    33    31    27    133   115
    Adjusted EBITDA     66    63    62    62    60    253   236
    Net Income          32    12     6     6     6     56    40
    EPS               1.27  0.49  0.23  0.22  0.28   2.21  2.05


Results for the Fourth Quarter of 2008

Revenues: Revenues for the fourth quarter of 2008 were NIS 298 million (US $78 million), a 10% increase compared with NIS 271 million for the fourth quarter of 2007, and a 6% sequential increase over NIS 282 million for the third quarter of 2008. Revenues from broadband services increased by 13% year-over-year, while revenues from traditional telephony services increased by 7%.

Operating Results: Operating Income (EBIT) for the fourth quarter increased to a record NIS 35 million (US $9.3 million), a 32% increase compared with the fourth quarter of 2007, and a 5% sequential increase compared to the third quarter of 2008. The increase reflected the higher revenues, the efficiencies achieved by the merger process, and the Company's ongoing efficiency efforts.

Adjusted EBITDA for the fourth quarter reached a record NIS 66 million (US $17.3 million), a 10% increase compared with the fourth quarter of 2007, and a 5% increase compared to the third quarter of 2008. Adjusted EBITDA margin for the reporting quarter was 22%, unchanged from its level in the fourth quarter of 2007. For more information regarding the use of non-GAAP financial measurements, please see the notes contained in this press release.

Financing Income (Expenses), net: During the reporting quarter, the Company recorded financing income (net) of NIS 12 million (US $3.2 million) compared to financial expenses (net) of NIS 14 million for the fourth quarter of 2007 and NIS 18 million for the third quarter of 2008. The shift from financial expenses to financial income reflected the 11% rise in the level of the dollar/shekel exchange rate as of the end of the fourth quarter as compared to the end of the third quarter of 2008, reaching NIS 3.802 per dollar. This increased the shekel value of the Company's substantial dollar-denominated assets, with the resulting appreciation accounted for as financial income. This effect was compounded by the quarter's 0.5% reduction in the Israeli CPI (Consumer Price Index), which reduced the linkage expenses due on the Company's CPI-linked debentures.

Net Results: With record operating income and significant financial income
(net), net income for the fourth quarter of 2008 reached a record NIS 32 million (US $8.5million), or NIS 1.27 (US $0.33) per share, compared with NIS 6.5 million, or NIS 0.28 per share in the fourth quarter of 2007, and NIS 12.5 million, or NIS 0.49 per share, in the third quarter of 2008.

Results for the Full Year 2008

Revenues for 2008 reached a record NIS 1,107 million (US $291 million), a 0.4% increase compared with NIS 1,103 million for 2007 despite a 32% decrease in revenues from hubbing services (wholesale traffic) during the year and a 12.7% decline in the 2008 shekel/dollar average exchange rate as compared to 2007, a factor which significantly reduced dollar-denominated revenues. Revenues from broadband services during the period increased by 15%, while revenues from traditional telephony services declined by 11%. Excluding revenues from hubbing services, and the effect of the decrease in the average shekel/dollar exchange rate for 2008 compared to 2007, revenues from core activities increased by approximately 9% during the year.

Gross margin for 2008 increased to 31.9% from 30.9% in 2007, reflecting the change in the Company's mix of revenues, and the improved cost structure.

Operating income (EBIT) for 2008 increased by 15% to a record NIS 133 million (US $34.9 million) compared with NIS 115 million in 2007. Adjusted EBITDA for the year increased by 7% to a record NIS 253 million (US $66.5 million) compared with NIS 236 million in 2007, representing an Adjusted EBITDA margin of 22.8%, compared to 21.4% in 2007. For more information regarding the use of non-GAAP financial measurements, please see the notes contained in this press release.

Net income for 2008 increased by 40% to a record NIS 56.0 million (US $14.7 million), or NIS 2.21 (US $0.58) per share, compared to NIS 39.9 million, or NIS
2.05 per share (using a weighted average number of shares) for 2007.

Balance Sheet

The Company's cash, cash equivalents, short term and long term investments as of December 31, 2008 totaled NIS 289 million (US $76.1 million), compared with NIS 230 million as of December 31, 2007. In parallel, the Company's net financial debt decreased by 9% to NIS 300 million (US $78.8 million) as of the end of the 2008 from NIS 329 million as of December 31, 2007. As of December 31, 2008, the Company's primary balance sheet and operational ratios showed significant improvement as compared to prior years:

    As of December 31,                        2008   2007   2006
    Ratio of Shareholders' Equity to Total
    Assets                                   43.5%  42.1%  10.6%
    Ratio of Net Debt to EBITDA               1.2    1.4      7
    Adjusted EBITDA margin                   22.8%  21.4%  18.5%
    Current Ratio                             0.8    1.2    0.2
    (Current Assets divided by Current
    Liabilities)

    Segment Overview

    - Broadband: Q4 revenues from core broadband activities totaled NIS 148 million (US $39 million) representing approximately 50% of the Company's revenues. This is a 13% increase compared with Q4 2007 and a 6% sequential increase compared with Q3 2008. In 2008, broadband service revenues increased by 15% to NIS 550 million (US $145 million), representing approximately 50% of total 2008 revenues compared with 43% in 2007.

    The increase reflects:

      - Continued expansion of the Company's local telephony subscriber base. As of the end of the year, 012 Smile.Communications had enrolled over 90,000 local telephony lines. This is ahead of the Company's plan for reaching a 5% market share by the end of 2009.

      - Continued expansion of Internet subscriber base in a stable pricing environment.

    - Traditional telephony: Q4 revenues from traditional telephony services were NIS 150 million (US $39.4 million), representing approximately 50% of the Company's revenues. This is a 7% increase compared with Q4 2007, and a 6% increase compared with Q3 2008. For 2008, traditional telephony services accounted for approximately 50% of the Company's total revenues, compared with 57% in 2007.


In February 2008 the Company merged its brands under the 012 Smile umbrella, and throughout the year has succeeded in strengthening the recognition of the 012 Smile brand. This reflects the benefit of the merger, which enabled the consolidation of the Company's sales and marketing efforts, as well as the Company's strategic decision to continue its investments in sales and marketing.

Comments of Management

Commenting on the results, Ms. Stella Handler, CEO of 012 Smile.Communications, said, "The fourth quarter was a strong end to a challenging year. Financially, we delivered record revenues and profits and continued to generate strong cash flow - all while completing a complex merger process, beginning a successful penetration of the local telephony market and preparing to enter the mobile market. Despite uncertain macro markets, as strong believers in the resilience and long-term potential of the Israeli communications market, we continued to expand our marketing investments, thereby strengthening our brand recognition significantly. In parallel, with the belief that our shares and bonds are undervalued, at the end of the year we initiated two buyback programs, a move that will further strengthen our financial platform."

Ms. Handler continued, "The combination of these activities has improved our positioning significantly as we enter 2009. Our goals for the year ahead include the further increase in our penetration of the local telephony market, the growth of our customer base, the continual improvement of our customer support services and the entry into the mobile market as soon as the MVNO regulatory environment allows. Given today's uncertain macro-markets, we expect that the revenues of some of our services will be impacted over the next few quarters. Nonetheless, with a strong financial platform, efficient operations and proven sales and marketing capabilities, we believe we are positioned to continue building our business in all market conditions and to take full advantage of the Israeli market's substantial long-term growth potential."

 Buyback Programs

    - Share Buyback Program: On December 30, 2008, the Company's Board of Directors announced a share buyback program under which Management is authorized to repurchase up to US $10 million of 012 Smile.Communications' ordinary shares.

    - Bond Buyback Program: On November 25, 2008, the Company's Board of Directors announced that it had authorized the repurchase of up to NIS 100 million of the Company's Series A bonds. As of December 31, 2008, the Company had utilized approximately NIS 16 million (US $4.2 million) in the repurchase of these bonds. These transactions generated a profit of approximately NIS 2.9 million, which was recorded in financial income
      (net). As of today, NIS 408,848,857 par value of the bonds remain outstanding.

Conference Call Information

Management will host an interactive teleconference to discuss the results today, February 26, 2009, at 09:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: +1-866-345-5855 from within the U.S. or +1-866-958-6867 from within Canada, +1-800-404-1418 from within the U.K., or +972-3-918-0609 from other international locations. The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

Notes:

Non-GAAP Measurements

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with SFAS 123(R), income tax expenses and depreciation and amortization.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of December 31, 2008 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of December 31, 2008 (NIS 3.802 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

    Consolidated Balance Sheets

                                                         Convenience
                                                         translation
                                                                into
                                                        U.S. dollars
                                                            $1 = NIS
                                                               3.802
                                           December 31   December 31
                                          2008      2007        2008
                                    (Unaudited) (Audited) (Unaudited)
                                          NIS thousands  $ thousands
    Current assets
    Cash and cash equivalents            60,652   229,895    15,953
    Marketable securities                76,742         -    20,185
    Trade receivables, net              203,009   194,964    53,395
    Parent company receivable                 -     6,553         -
    Related parties receivables               -     2,161         -
    Prepaid expenses and other           23,038    19,804     6,059
    current assets
    Deferred taxes                       10,851     9,396     2,854

    Total current assets                374,292   462,773    98,446

    Investments
    Long-term trade receivables           6,350     3,460     1,670
    Assets held for employee
     severance benefits                  16,499    18,453     4,340
    Marketable securities               152,020         -    39,984

    Total investments                   174,869    21,913    45,994

    Property and equipment, net         169,406   160,211    44,557

    Other assets, net                   293,276   295,592    77,137
    Other intangible assets, net        174,640   202,376    45,934
    Goodwill                            411,171   411,171   108,146

    Total assets                      1,597,654 1,554,036   420,214

    Current liabilities
    Short-term bank credit                    -     2,407         -
    Current maturities of long-term
     obligations and debentures          99,295     3,558    26,116
    Accounts payable                    141,055   164,535    37,100
    Loan from the parent company        111,344   105,733    29,286
    Parent company payables               1,410         -       371
    Related parties payables              2,228         -       586
    Other payables and accrued
     expenses                           107,732   101,661    28,336

    Total current liabilities           463,064   377,894   121,795

    Long-term liabilities
    Debentures                          381,141   437,460   100,247
    Long term obligations and other
     payables                               143    23,294        38
    Deferred taxes                       25,116    29,027     6,606
    Liability for employee severance
     benefits                            32,430    32,318     8,530

    Total long-term liabilities         438,830   522,099   115,421

    Total liabilities                   901,894   899,993   237,216

    Shareholders' equity and parent
     company investment                 695,760   654,043   182,998

    Total liabilities, shareholders'
     equity
     and parent company investment    1,597,654 1,554,036   420,214

    Consolidated Statements of Operations

                                                                     Convenience
                                                                     translation
                                                                            into
                                                                    U.S. dollars
                                                                        $1 = NIS
                                                                           3.802
                                                                      Year ended
                                        Year ended December 31       December 31
                                       2008      2007      2006             2008
                                 (Unaudited) (Audited) (Audited)     (Unaudited)
                                            NIS thousands            $ thousands

    Revenues                       1,106,993  1,102,888  343,086      291,161

    Costs and expenses
    Cost of revenues                 753,416    762,205  224,565      198,163
    Selling and marketing expenses   158,435    157,304   59,864       41,672
    General and administrative
     expenses                         55,913     57,984   22,921       14,706
    Impairment and other charges       6,705     10,433   10,187        1,764

    Total costs and expenses         974,469    987,926  317,537      256,305

    Income from operations           132,524    114,962   25,549       34,856
    Financial expenses, net           53,172     52,043   17,266       13,985

    Income before tax expenses        79,352     62,919    8,283       20,871
    Tax expenses                      23,384     23,027   10,315        6,150

    Net income (loss)                 55,968     39,892   (2,032)      14,721
    Income (loss) per share

    Basic and diluted income
     (loss)
     per share (in NIS)                 2.21       2.05    (0.11)        0.58

    Weighted average number
     of ordinary shares used in
     Calculation of basic and
     diluted earnings per share   25,360,000 19,493,329 18,370,000 25,360,000

    Reconciliation Table of Non-GAAP Measures

                                                       Year ended December 31
                                                              2008      2007
                                                               (Unaudited)
                                                              NIS thousands

    GAAP operating income                                   132,524   114,962

    Adjustments
    Amortization of acquired intangible assets               27,280    31,938
    Impairment and other charges                              6,705    10,433
    Expenses recorded for stock based compensation in
    accordance with SFAS 123(R)                               3,429         -

    Non-GAAP adjusted operating income                      169,938   157,333

    GAAP tax expenses (benefit), net                         23,384    23,027

    Adjustments
    Amortization of acquired intangible assets included in
    tax expenses, net                                         7,365     9,262

    Non-GAAP tax expenses, net                               30,749    32,289

    Net income as reported                                   55,968    39,892

    Taxes on income                                          23,384    23,027
    Non-recurring expenses                                    6,705    10,433
    Expenses recorded for stock based compensation in
    accordance with SFAS 123(R)                               3,429         -
    Financial expenses, net                                  53,172    52,043
    Depreciation and amortization                           110,054   110,243

    Adjusted EBITDA                                         252,712   235,638

    Combined and Consolidated Statements of Cash Flows (in thousands)

                                                                     Convenience
                                                                     translation
                                                                         into US
                                                                         dollars
                                                                      Year ended
                                         Year ended December 31      December 31
                                          2008      2007      2006          2008
                                           NIS       NIS       NIS           US$

    Cash flows from operating
    activities:
    Net income (loss)                    55,968    39,892    (2,032)   14,721

    Adjustments to reconcile net
    income to net cash
    provided by operating activities:

    Depreciation and amortization       110,054   110,981    21,433    28,946
    Stock-based compensation expenses     3,429         -         -       902
    Deferred tax benefit                  (485)  (11,129)      (94)     (128)
    Accrued interest on debentures       21,061    20,458         -     5,539
    Increase in allowance for
     doubtful accounts, net                 436     5,931     1,102       115
    Increase in employee severance
     benefits, net                        2,066      (34)     (135)       543
    Impairment and other charges              -         -     8,202         -
    Linkage and interest differences
     on long-term
     obligations, exchange rate
     difference and other                42,922    24,592   (1,361)    11,289
    Income from redemption of
     debentures                         (2,886)         -         -     (759)
    Realized and unrealized income
     (expenses) on
     marketable securities, net           9,518       883      (79)     2,503
    Changes in assets and
     liabilities, net of effects
     of acquisition:
    Trade receivables including non
     current portion                   (11,371)   (7,552)   (8,489)   (2,991)
    Prepaid expenses and other
     current assets                     (1,931)     2,116     (364)     (508)
    Other assets, net                       483      (52)     1,234       127
    Accounts payable                   (35,766)     7,102    18,947   (9,407)
    Receivables (payables) from
     parent company, net                  3,825   (5,274)     (918)     1,006
    Other payables and accrued
     expenses                            11,563    34,236       659     3,041

    Net cash provided by operating
     activities                         208,886   222,150    38,105    54,941

    Cash flows from investing
    activities:
    Purchase of property and
     equipment and
     other assets                      (56,135)  (50,808)  (11,175)  (14,765)
    Purchase of a subsidiary company,
     net of
     cash acquired                           -  (585,636)   (5,118)
    Investment in marketable
     securities                       (358,224)        -         -   (94,220)
    Proceeds from sale of marketable
     securities                        100,417         -         -     26,412

    Net cash used in investing        (313,942) (636,444)  (16,293)  (82,573)
    Activities

    Cash flows from financing activities:
    Changes in short-term bank
     credit, net                        (2,407) (329,232)    41,552     (633)
    Loan from parent company                  -   100,640         -         -
    Payments in respect of long-term
     finance arrangement               (25,835)  (50,247)  (35,421)   (6,795)
    Issuance of debentures, net of
     issuance expense                         -   423,779         -
    Redemption of debentures           (15,913)         -         -   (4,186)
    Contribution from Parent Company          -   170,238    10,044         -
    Proceeds from issuance of shares,
     net                                      -   299,364         -         -

    Net cash (used in) provided by
     financing activities              (44,155)   614,542    16,175  (11,614)

    Changes in cash and cash
     equivalents                      (149,211)   200,248    37,987  (39,245)
    Effect of exchange rate changes    (20,032)   (8,340)         -   (5,269)
    Cash and cash equivalents at
     beginning of the year              229,895    37,987         -    60,467

    Cash and cash equivalents at end
     of year                             60,652   229,895    37,987    15,953

    Supplemental information:

    Interest paid                         3,564    11,463       382       937

    Income taxes paid                    12,480     8,000         -     3,282

    Non-cash investing activities:

    Acquisition of property and
    equipment
    and other assets on credit           12,286    13,063     7,545     3,231

    012 acquisition                           -         -   584,621         -



    For further information, please contact:
    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                           (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  February 26, 2009